EXHIBIT 99.1

WESTERN MIDSTREAM ANNOUNCES
SECOND-QUARTER 2025 RESULTS
EXECUTING ON CORE GROWTH STRATEGY AND
REAFFIRMING 2025 FINANCIAL GUIDANCE RANGES
•Reported second-quarter 2025 Net income attributable to limited partners of $333.8 million, generating record second-quarter Adjusted EBITDA(1) of $617.9 million.
•Reported second-quarter 2025 Cash flows provided by operating activities of $564.0 million, generating second-quarter Free Cash Flow(1) of $388.4 million.
•Announced a second-quarter distribution of $0.910 per unit, which is consistent with the prior quarter’s distribution, or $3.64 per unit on an annualized basis.
•Executing on growth strategy by announcing an agreement to acquire Aris Water Solutions, Inc. and sanctioning a new 300 MMcf/d cryogenic natural-gas processing train at the North Loving plant in the Delaware Basin.
•Reaffirming 2025 Adjusted EBITDA(2), total capital expenditures(3), and Free Cash Flow(2) guidance ranges of $2.350 billion to $2.550 billion, $625 million to $775 million, and $1.275 billion to $1.475 billion, respectively.
HOUSTON—(PR NEWSWIRE)—August 6, 2025 – Today Western Midstream Partners, LP (NYSE: WES) (“WES” or the “Partnership”) announced second-quarter financial and operating results. Net income (loss) attributable to limited partners for the second quarter of 2025 totaled $333.8 million, or $0.87 per common unit (diluted), with second-quarter 2025 Adjusted EBITDA(1) totaling $617.9 million. Second-quarter 2025 Cash flows provided by operating activities totaled $564.0 million, and second-quarter 2025 Free Cash Flow(1) totaled $388.4 million. Second-quarter 2025 capital expenditures(3) totaled $170.5 million.
RECENT HIGHLIGHTS
•Achieved sequential throughput growth across all products of 3-percent, 6-percent, and 4-percent for natural gas, crude oil and NGLs, and produced water, respectively.

•Gathered record Delaware Basin natural-gas throughput of 2.1 Bcf/d for the second quarter, representing a 7-percent sequential-quarter increase.
•Gathered record Delaware Basin crude-oil and NGLs throughput of 269 MBbls/d for the second quarter, representing a 5-percent sequential-quarter increase.
•Gathered record Delaware Basin produced-water throughput of 1,242 MBbls/d for the second quarter, representing a 4-percent sequential-quarter increase.
•Retired $337 million of senior notes in June of 2025 with cash on hand.
•Subsequent to quarter end, sanctioned a new 300 MMcf/d cryogenic processing train in the North Loving area of our West Texas complex (“North Loving Train II”) with an expected in-service date early in the second quarter of 2027.
•Subsequent to quarter end, and as announced earlier today, executed an agreement to acquire Aris Water Solutions, Inc. (“Aris”) (NYSE: ARIS) in a transaction with an enterprise value of approximately $2.0 billion, which is expected to close during the fourth quarter of 2025.
On August 14, 2025, WES will pay its second-quarter 2025 per-unit distribution of $0.910, or $3.64 on an annualized basis, which is in line with the prior quarter’s distribution. Second-quarter 2025 Free Cash Flow(1) after distributions totaled $33.1 million.
Second-quarter 2025 natural-gas throughput(4) averaged 5.3 Bcf/d, representing a 3-percent sequential-quarter increase. Second-quarter 2025 crude-oil and NGLs throughput(4) averaged 532 MBbls/d, representing a 6-percent sequential-quarter increase. Second-quarter 2025 produced-water throughput(4) averaged 1,217 MBbls/d, representing a 4-percent sequential-quarter increase.
“WES had a successful second quarter as we generated the highest quarterly Adjusted EBITDA in our partnership’s history, delivered increased throughput across all core operating basins and across all products, and executed on numerous significant growth initiatives,” commented Oscar Brown, President and Chief Executive Officer. “Additionally, our strategic focus on productivity and efficiency has resulted in cost reductions and process improvements, which should help WES remain competitive and better execute on our near-term growth plans. These results have kept WES on track to achieve our annual throughput growth expectations, and we remain within our previously announced financial guidance ranges for the year.”
“After evaluating multi-year throughput forecasts and conducting numerous discussions with our customers in West Texas, we are confident in sustained producer activity and remain committed to meeting our customers’ infrastructure needs. As such, we have sanctioned North Loving Train II, a 300

MMcf/d cryogenic natural-gas processing train, that will increase our West Texas complex processing capacity to approximately 2.5 Bcf/d. This expansion further solidifies WES’s position as one of the top natural-gas processors in the Delaware Basin and will better position us to continue supporting the development of our customer’s high-quality acreage positions in the basin.”
“Today, we also announced WES’s acquisition of Aris in a transaction with an enterprise value of approximately $2.0 billion, which reinforces WES as a leading midstream water services provider in the Delaware Basin. This strategic transaction, which is expected to be accretive to 2026 Free Cash Flow per unit and targets approximately $40 million of annualized cost synergies, establishes a differentiated, produced-water system across West Texas and southern New Mexico that is supported by highly-economic, long-term dedications from investment-grade customers. Additionally, we firmly believe this transaction will enhance our ability to compete for new business across our natural-gas, crude-oil, and produced-water businesses, adding meaningful scale, marking our entrance further into New Mexico, and making WES the largest three-stream midstream service provider in the Delaware Basin. Also, by prudently financing this transaction with a combination of equity and cash, we expect pro forma net leverage to remain at approximately 3.0x.”
“Finally, we will remain focused on diligently executing our growth strategy, as the Aris acquisition, North Loving Train II, and other organic expansion projects, such as the Pathfinder pipeline, greatly support our growth outlook in 2026, 2027, and beyond. Our long-term contract portfolio, strong balance sheet, and investment-grade credit ratings all provide the financial flexibility needed to support our expansion plans over the coming years and generate value for our unitholders,” concluded Mr. Brown.
GUIDANCE
Given the expected timing of closing within the fourth quarter, WES is not updating its 2025 financial guidance ranges and expects to incorporate the impact of the Aris acquisition into its 2026 guidance projections that will be announced in late February of 2026 in conjunction with WES’s fourth-quarter 2025 earnings report.
CONFERENCE CALL TOMORROW AT 9:00 A.M. CT
WES will host a conference call on Thursday, August 7, 2025, at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) to discuss its second-quarter results. To access the live audio webcast of the conference call, please visit the investor relations section of the Partnership’s website at www.westernmidstream.com. A small number of phone lines are available for analysts; individuals should dial 800-836-8184 (Domestic) or 646-357-8785 (International) ten to fifteen minutes before the scheduled conference call time. A replay of the live audio webcast can be accessed on the Partnership’s website at www.westernmidstream.com for one year after the call.
For additional details on WES’s financial and operational performance, please refer to the earnings slides and updated investor presentation available at www.westernmidstream.com.
ABOUT WESTERN MIDSTREAM
Western Midstream Partners, LP (“WES”) is a master limited partnership formed to develop, acquire, own, and operate midstream assets. With midstream assets located in Texas, New Mexico, Colorado, Utah, and Wyoming, WES is engaged in the business of gathering, compressing, treating, processing, and transporting natural gas; gathering, stabilizing, and transporting condensate, natural-gas liquids, and crude oil; and gathering and disposing of produced water for its customers. In its capacity as a natural-gas processor, WES also buys and sells residue, natural-gas liquids, and condensate on behalf of itself and its customers under certain gas processing contracts. A substantial majority of WES’s cash flows are protected from direct exposure to commodity price volatility through fee-based contracts.
For more information about WES, please visit www.westernmidstream.com.

______________________________________________________________
(1)Please see the definitions of the Partnership’s non-GAAP measures at the end of this release and reconciliation of GAAP to non-GAAP measures.
(2)This release contains certain forward-looking non-GAAP measure such as the Adjusted EBITDA range and Free Cash Flow range for year ending December 31, 2025. A reconciliation of the Adjusted EBITDA range to net cash provided by operating activities and net income (loss), and a reconciliation of the Free Cash Flow range to net cash provided by operating activities, is not provided because the items necessary to estimate such amounts are not reasonably estimable at this time. These items, net of tax, may include, but are not limited to, impairments of assets and other charges, divestiture costs, acquisition costs, or changes in accounting principles. All of these items could significantly impact such financial measures. At this time, WES is not able to estimate the aggregate impact, if any, of these items on future period reported earnings. Accordingly, WES is not able to provide a corresponding GAAP equivalent for the Adjusted EBITDA or Free Cash Flow ranges.
(3)Accrual-based, includes equity investments, excludes capitalized interest, and excludes capital expenditures associated with the 25% third-party interest in Chipeta.
(4)Represents total throughput attributable to WES, which excludes (i) the 2.0% limited partner interest in WES Operating owned by an Occidental subsidiary and (ii) for natural-gas throughput, the 25% third-party interest in Chipeta, which collectively represent WES’s noncontrolling interests.

NO OFFER OR SOLICITATION
This communication relates to a proposed business combination transaction (the “Transaction”) between Western Midstream Partners, LP (“WES”) and Aris Water Solutions, Inc. (“Aris”). This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION
In connection with the Transaction, WES intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a proxy statement of Aris that will also constitute a prospectus of WES. The Transaction will be submitted to Aris’s stockholders for their consideration. WES and Aris may also file other documents with the SEC regarding the Transaction. The definitive proxy statement/prospectus (if and when available) will be mailed to Aris's stockholders. This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that WES or Aris may file with the SEC or send to security holders of WES or Aris in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WES AND ARIS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by WES or Aris through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by WES will be made available free of charge on WES’s website at investors.westernmidstream.com, or by directing a request to Investor Relations, Western Midstream Partners, LP, 9950 Woodloch Forest Drive, Suite 2800, The Woodlands, TX 77380, Tel. No. (832) 636-1009. Copies of documents filed with the SEC by Aris will be made available free of charge on Aris’s website at ir.ariswater.com or by directing a request to Investor Relations, Aris Water Solutions, Inc., 9651 Katy Freeway, Suite 400, Houston, TX 77024, Tel. No. (832) 304-7003.
PARTICIPANTS IN THE SOLICITATION
WES, its general partner and its general partner’s director and officers and Aris and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction.
Information regarding directors and executive officers of WES’s general partner, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in WES’s Annual Report on 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers, and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001423902/000142390225000033/wes-20241231.htm and (ii) to the extent holdings of WES’s securities by the directors or executive officers of its general partner have changed since the amounts set forth in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001423902.
Information regarding Aris’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One — Election of Directors,” “Executive Officers,” “Executive Compensation,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities,” which was filed with the SEC on April 9, 2025 and is available at https://www.sec.gov/Archives/edgar/data/1865187/000119312525076892/d881669ddef14a.htm, and Aris’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001865187/000155837025001818/aris-20241231x10k.htm and (ii) to the extent holdings of Aris’s securities by its directors or executive officers have changed since the amounts set forth in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form
4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001865187.
Investors may obtain additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction by reading the proxy statement/prospectus regarding the Transaction and other relevant materials to be filed with the SEC regarding the Transaction when they becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WES or Aris as described above.
FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENTS
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that WES or Aris expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “should,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “goal,” “future,” “assume,” “forecast,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, the parties’ ability to complete the Transaction and expected timing of completion, descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Aris may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions under the merger agreement in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of WES’s common units or Aris’s Class A common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of WES and Aris to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WES’s or Aris’s control, including those detailed in WES’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at investors.westernmidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in Aris’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Aris’s website at ir.ariswater.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that WES or Aris believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and WES and Aris undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
# # #
Source: Western Midstream Partners, LP

WESTERN MIDSTREAM CONTACTS

Daniel Jenkins
Director, Investor Relations
Investors@westernmidstream.com
866.512.3523

Rhianna Disch
Manager, Investor Relations
Investors@westernmidstream.com
866.512.3523

Western Midstream Partners, LP
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
thousands except per-unit amounts	2025	2024	2025	2024
Revenues and other
Service revenues – fee based	$851,419	$793,785	$1,674,616	$1,575,047
Service revenues – product based	50,442	61,466	109,694	128,206
Product sales	40,280	50,111	74,749	89,403
Other	181	267	379	702
Total revenues and other	942,322	905,629	1,859,438	1,793,358
Equity income, net – related parties	27,128	27,431	47,563	60,250
Operating expenses
Cost of product	42,681	54,010	84,173	100,089
Operation and maintenance	224,629	223,319	451,143	418,258
General and administrative	66,146	62,933	132,932	130,772
Property and other taxes	17,805	17,429	35,631	31,349
Depreciation and amortization	172,113	163,432	342,573	321,423
Long-lived asset and other impairments	686	1,530	689	1,553
Total operating expenses	524,060	522,653	1,047,141	1,003,444
Gain (loss) on divestiture and other, net	(911)	59,342	(5,578)	298,959
Operating income (loss)	444,479	469,749	854,282	1,149,123
Interest expense	(95,170)	(90,522)	(192,463)	(185,028)
Gain (loss) on early extinguishment of debt	—	4,879	—	5,403
Other income (expense), net	3,692	4,213	11,169	6,559
Income (loss) before income taxes	353,001	388,319	672,988	976,057
Income tax expense (benefit)	2,239	755	5,674	2,277
Net income (loss)	350,762	387,564	667,314	973,780
Net income (loss) attributable to noncontrolling interests	9,082	8,916	16,627	22,302
Net income (loss) attributable to Western Midstream Partners, LP	$341,680	$378,648	$650,687	$951,478
Limited partners’ interest in net income (loss):
Net income (loss) attributable to Western Midstream Partners, LP	$341,680	$378,648	$650,687	$951,478
General partner interest in net (income) loss	(7,930)	(8,807)	(15,100)	(22,137)
Limited partners’ interest in net income (loss)	$333,750	$369,841	$635,587	$929,341
Net income (loss) per common unit – basic	$0.88	$0.97	$1.67	$2.44
Net income (loss) per common unit – diluted	$0.87	$0.97	$1.66	$2.43
Weighted-average common units outstanding – basic	381,328	380,491	381,158	380,258
Weighted-average common units outstanding – diluted	382,326	382,253	382,398	381,933

Western Midstream Partners, LP
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

thousands except number of units	June 30, 2025	December 31, 2024
Total current assets	$905,007	$1,847,190
Net property, plant, and equipment	9,740,204	9,714,609
Other assets	1,514,318	1,582,986
Total assets	$12,159,529	$13,144,785
Total current liabilities	$694,799	$1,691,694
Long-term debt	6,924,108	6,926,647
Asset retirement obligations	385,224	370,195
Other liabilities	821,961	781,079
Total liabilities	8,826,092	9,769,615
Equity and partners’ capital
Common units (381,328,604 and 380,556,643 units issued and outstanding at June 30, 2025, and December 31, 2024, respectively)	3,179,232	3,224,802
General partner units (9,060,641 units issued and outstanding at June 30, 2025, and December 31, 2024)	9,730	10,803
Noncontrolling interests	144,475	139,565
Total liabilities, equity, and partners’ capital	$12,159,529	$13,144,785

Western Midstream Partners, LP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
thousands	2025	2024
Cash flows from operating activities
Net income (loss)	$667,314	$973,780
Adjustments to reconcile net income (loss) to net cash provided by operating activities and changes in assets and liabilities:
Depreciation and amortization	342,573	321,423
Long-lived asset and other impairments	689	1,553
(Gain) loss on divestiture and other, net	5,578	(298,959)
(Gain) loss on early extinguishment of debt	—	(5,403)
Change in other items, net	78,616	38,732
Net cash provided by operating activities	$1,094,770	$1,031,126
Cash flows from investing activities
Capital expenditures	$(321,025)	$(405,653)
Acquisitions from third parties	—	(443)
Distributions from equity investments in excess of cumulative earnings – related parties	14,047	24,303
Proceeds from the sale of assets to third parties	34	788,941
(Increase) decrease in materials and supplies inventory and other	(7,820)	(25,294)
Net cash provided by (used in) investing activities	$(314,764)	$381,854
Cash flows from financing activities
Borrowings, net of debt issuance costs	$(1,171)	$(1,206)
Repayments of debt	$(1,000,589)	$(143,852)
Commercial paper borrowings (repayments), net	—	(610,312)
Increase (decrease) in outstanding checks	(7,656)	14,172
Distributions to Partnership unitholders	(696,249)	(564,296)
Distributions to Chipeta noncontrolling interest owner	—	(1,678)
Distributions to noncontrolling interest owner of WES Operating	(14,217)	(11,546)
Other	(20,856)	(22,930)
Net cash provided by (used in) financing activities	$(1,740,738)	$(1,341,648)
Net increase (decrease) in cash and cash equivalents	$(960,732)	$71,332
Cash and cash equivalents at beginning of period	1,090,464	272,787
Cash and cash equivalents at end of period	$129,732	$344,119

Western Midstream Partners, LP
RECONCILIATION OF GAAP TO NON-GAAP MEASURES

WES defines Adjusted Gross Margin attributable to Western Midstream Partners, LP (“Adjusted Gross Margin”) as total revenues and other (less reimbursements for electricity-related expenses recorded as revenue), less cost of product, plus distributions from equity investments, and excluding the noncontrolling interest owners’ proportionate share of revenues and cost of product.
WES defines Adjusted EBITDA attributable to Western Midstream Partners, LP (“Adjusted EBITDA”) as net income (loss), plus (i) distributions from equity investments, (ii) non-cash equity-based compensation expense, (iii) interest expense, (iv) income tax expense, (v) depreciation and amortization, (vi) impairments, and (vii) other expense (including lower of cost or market inventory adjustments recorded in cost of product), less (i) gain (loss) on divestiture and other, net, (ii) gain (loss) on early extinguishment of debt, (iii) income from equity investments, (iv) income tax benefit, (v) other income, and (vi) the noncontrolling interest owners’ proportionate share of revenues and expenses.
WES defines Free Cash Flow as net cash provided by operating activities less total capital expenditures and contributions to equity investments, plus distributions from equity investments in excess of cumulative earnings.
Below are reconciliations of (i) gross margin (GAAP) to Adjusted Gross Margin (non-GAAP), (ii) net income (loss) (GAAP) and net cash provided by operating activities (GAAP) to Adjusted EBITDA (non-GAAP), and (iii) net cash provided by operating activities (GAAP) to Free Cash Flow (non-GAAP), as required under Regulation G of the Securities Exchange Act of 1934. Management believes that Adjusted Gross Margin, Adjusted EBITDA, and Free Cash Flow are widely accepted financial indicators of WES’s financial performance compared to other publicly traded partnerships and are useful in assessing WES’s ability to incur and service debt, fund capital expenditures, and make distributions. Adjusted Gross Margin, Adjusted EBITDA, and Free Cash Flow as defined by WES, may not be comparable to similarly titled measures used by other companies. Therefore, WES’s Adjusted Gross Margin, Adjusted EBITDA, and Free Cash Flow should be considered in conjunction with net income (loss) attributable to Western Midstream Partners, LP and other applicable performance measures, such as gross margin or cash flows provided by operating activities.

Western Midstream Partners, LP
RECONCILIATION OF GAAP TO NON-GAAP MEASURES (CONTINUED)
(Unaudited)

Adjusted Gross Margin

	Three Months Ended
thousands	June 30, 2025	March 31, 2025
Reconciliation of Gross margin to Adjusted Gross Margin
Total revenues and other	$942,322	$917,116
Less:
Cost of product	42,681	41,492
Depreciation and amortization	172,113	170,460
Gross margin	727,528	705,164
Add:
Distributions from equity investments	31,122	34,344
Depreciation and amortization	172,113	170,460
Less:
Reimbursed electricity-related charges recorded as revenues	30,256	29,004
Adjusted Gross Margin attributable to noncontrolling interests (1)	21,439	20,181
Adjusted Gross Margin	$879,068	$860,783

Gross margin
Gross margin for natural-gas assets (2)	$539,462	$527,144
Gross margin for crude-oil and NGLs assets (2)	106,839	101,275
Gross margin for produced-water assets (2)	89,341	84,576
Adjusted Gross Margin
Adjusted Gross Margin for natural-gas assets	$629,093	$618,452
Adjusted Gross Margin for crude-oil and NGLs assets	146,128	143,475
Adjusted Gross Margin for produced-water assets	103,847	98,856
(1)Includes (i) the 25% third-party interest in Chipeta and (ii) the 2.0% limited partner interest in WES Operating owned by an Occidental subsidiary, which collectively represent WES’s noncontrolling interests.
(2)Excludes corporate-level depreciation and amortization.

Western Midstream Partners, LP
RECONCILIATION OF GAAP TO NON-GAAP MEASURES (CONTINUED)
(Unaudited)

Adjusted EBITDA

	Three Months Ended
thousands	June 30, 2025	March 31, 2025
Reconciliation of Net income (loss) to Adjusted EBITDA
Net income (loss)	$350,762	$316,552
Add:
Distributions from equity investments	31,122	34,344
Non-cash equity-based compensation expense	10,713	8,248
Interest expense	95,170	97,293
Income tax expense	2,239	3,435
Depreciation and amortization	172,113	170,460
Long-lived asset and other impairments	686	3
Other expense	43	190
Less:
Gain (loss) on divestiture and other, net	(911)	(4,667)
Equity income, net – related parties	27,128	20,435
Other income	3,692	7,477
Adjusted EBITDA attributable to noncontrolling interests (1)	15,063	13,708
Adjusted EBITDA	$617,876	$593,572
Reconciliation of Net cash provided by operating activities to Adjusted EBITDA
Net cash provided by operating activities	$563,977	$530,793
Interest (income) expense, net	95,170	97,293
Accretion and amortization of long-term obligations, net	(2,032)	(2,202)
Current income tax expense (benefit)	1,940	1,722
Other (income) expense, net	(3,692)	(7,477)
Distributions from equity investments in excess of cumulative earnings – related parties	3,040	11,007
Changes in assets and liabilities:
Accounts receivable, net	31,425	(28,634)
Accounts and imbalance payables and accrued liabilities, net	(31,039)	46,684
Other items, net	(25,850)	(41,906)
Adjusted EBITDA attributable to noncontrolling interests (1)	(15,063)	(13,708)
Adjusted EBITDA	$617,876	$593,572
Cash flow information
Net cash provided by operating activities	$563,977	$530,793
Net cash provided by (used in) investing activities	(173,974)	(140,790)
Net cash provided by (used in) financing activities	(708,718)	(1,032,020)
(1)Includes (i) the 25% third-party interest in Chipeta and (ii) the 2.0% limited partner interest in WES Operating owned by an Occidental subsidiary, which collectively represent WES’s noncontrolling interests.

Western Midstream Partners, LP
RECONCILIATION OF GAAP TO NON-GAAP MEASURES (CONTINUED)
(Unaudited)

Free Cash Flow

	Three Months Ended
thousands	June 30, 2025	March 31, 2025
Reconciliation of Net cash provided by operating activities to Free Cash Flow
Net cash provided by operating activities	$563,977	$530,793
Less:
Capital expenditures	178,623	142,402
Add:
Distributions from equity investments in excess of cumulative earnings – related parties	3,040	11,007
Free Cash Flow	$388,394	$399,398
Cash flow information
Net cash provided by operating activities	$563,977	$530,793
Net cash provided by (used in) investing activities	(173,974)	(140,790)
Net cash provided by (used in) financing activities	(708,718)	(1,032,020)

Western Midstream Partners, LP
OPERATING STATISTICS
(Unaudited)

	Three Months Ended
	June 30, 2025	March 31, 2025	Inc/ (Dec)
Throughput for natural-gas assets (MMcf/d)
Gathering, treating, and transportation	354	371	(5)%
Processing	4,504	4,370	3%
Equity investments (1)	575	550	5%
Total throughput	5,433	5,291	3%
Throughput attributable to noncontrolling interests (2)	182	181	1%
Total throughput attributable to WES for natural-gas assets	5,251	5,110	3%
Throughput for crude-oil and NGLs assets (MBbls/d)
Gathering, treating, and transportation	431	411	5%
Equity investments (1)	112	103	9%
Total throughput	543	514	6%
Throughput attributable to noncontrolling interests (2)	11	11	—%
Total throughput attributable to WES for crude-oil and NGLs assets	532	503	6%
Throughput for produced-water assets (MBbls/d)
Gathering and disposal	1,242	1,190	4%
Throughput attributable to noncontrolling interests (2)	25	24	4%
Total throughput attributable to WES for produced-water assets	1,217	1,166	4%
Per-Mcf Gross margin for natural-gas assets (3)	$1.09	$1.11	(2)%
Per-Bbl Gross margin for crude-oil and NGLs assets (3)	2.16	2.19	(1)%
Per-Bbl Gross margin for produced-water assets (3)	0.79	0.79	—%

Per-Mcf Adjusted Gross Margin for natural-gas assets (4)	$1.32	$1.34	(1)%
Per-Bbl Adjusted Gross Margin for crude-oil and NGLs assets (4)	3.02	3.17	(5)%
Per-Bbl Adjusted Gross Margin for produced-water assets (4)	0.94	0.94	—%
(1)Represents our share of average throughput for investments accounted for under the equity method of accounting.
(2)Includes (i) the 2.0% limited partner interest in WES Operating owned by an Occidental subsidiary and (ii) for natural-gas assets, the 25% third-party interest in Chipeta, which collectively represent WES’s noncontrolling interests.
(3)Average for period. Calculated as Gross margin for natural-gas assets, crude-oil and NGLs assets, or produced-water assets, divided by the respective total throughput (MMcf or MBbls) for natural-gas assets, crude-oil and NGLs assets, or produced-water assets.
(4)Average for period. Calculated as Adjusted Gross Margin for natural-gas assets, crude-oil and NGLs assets, or produced-water assets, divided by the respective total throughput (MMcf or MBbls) attributable to WES for natural-gas assets, crude-oil and NGLs assets, or produced-water assets.

Western Midstream Partners, LP
OPERATING STATISTICS (CONTINUED)
(Unaudited)

	Three Months Ended
	June 30, 2025	March 31, 2025	Inc/ (Dec)
Throughput for natural-gas assets (MMcf/d)
Operated
Delaware Basin	2,104	1,975	7%
DJ Basin	1,447	1,404	3%
Powder River Basin	479	463	3%
Other	828	899	(8)%
Total operated throughput for natural-gas assets	4,858	4,741	2%
Non-operated
Equity investments	575	550	5%
Total non-operated throughput for natural-gas assets	575	550	5%
Total throughput for natural-gas assets	5,433	5,291	3%
Throughput for crude-oil and NGLs assets (MBbls/d)
Operated
Delaware Basin	269	256	5%
DJ Basin	96	94	2%
Powder River Basin	28	25	12%
Other	38	36	6%
Total operated throughput for crude-oil and NGLs assets	431	411	5%
Non-operated
Equity investments	112	103	9%
Total non-operated throughput for crude-oil and NGLs assets	112	103	9%
Total throughput for crude-oil and NGLs assets	543	514	6%
Throughput for produced-water assets (MBbls/d)
Operated
Delaware Basin	1,242	1,190	4%
Total operated throughput for produced-water assets	1,242	1,190	4%